Exhibit 99.5

Execution Copy

To: Bank Leumi le-Israel B.M.

Date: November 26, 2008

Dear Sirs,

Re: Letter of Undertakings

Whereas Bank Leumi USA (the “Lender”), a subsidiary of Bank Leumi le-Israel B.M. (hereinafter the “Bank”), is a party to the Loan Agreement dated as of November 26, 2008 (as amended or otherwise modified from time to time, the “Loan Agreement”), among Teva Pharmaceuticals USA, Inc., a Delaware corporation, as borrower (“Teva USA” or the “Borrower”), the lenders party thereto and Bank Leumi USA, as administrative agent;

Whereas it is a condition precedent to the making of any loan pursuant to the Loan Agreement that TEVA PHARMACEUTICAL INDUSTRIES LIMITED (hereinafter “Teva”) shall have executed and delivered to Bank Leumi USA, as administrative agent, (a) a guaranty guaranteeing all obligations of the Borrower under the Loan Agreement and (b) this Letter of Undertakings, pursuant to which Teva shall agree, on behalf of itself and its direct and/or indirect subsidiaries, in Israel and/or abroad (hereinafter, Teva and all such subsidiaries are referred to as the “Teva Group”), to comply with certain covenants; and

Whereas Teva has determined that its execution, delivery and performance of this Letter of Undertakings directly benefits, and are within the corporate purposes and in the best interests of, Teva;

Now therefore we hereby declare and undertake as follows:

1.	Definitions

(a) All capitalized terms used in this Letter of Undertakings and the recitals hereto that are defined in the Loan Agreement and that are not otherwise defined herein shall have the same meanings herein as set forth therein.

(b) As used in this Letter of Undertakings, the following terms shall have the respective meanings indicated below, such meanings to be applicable equally to both the singular and plural forms of such terms:

Balance Sheet means, at any time, the latest consolidated balance sheet of the Teva Group delivered to the Bank.

Bank Leumi Group means the Bank, the Lender and the other direct and/or indirect subsidiaries of the Bank, in Israel and/or abroad.

Consolidated Cash and Cash Equivalents means, at any time, all assets that, as of the date of determination thereof and in accordance with GAAP, should be classified as consolidated cash and cash equivalents on a consolidated balance sheet of a Person and its Subsidiaries.

Consolidated Liabilities means all Indebtedness and other liabilities that, as of the date of determination thereof and in accordance with GAAP, should be classified as liabilities on a consolidated balance sheet of a Person and its Subsidiaries.

Consolidated Total Assets means all assets that, as of the date of determination thereof and in accordance with GAAP, should be classified as assets on a consolidated balance sheet of a Person and its Subsidiaries after eliminating all amounts properly attributable to minority interests.

Current Assets means all assets of the Teva Group that, as of the date of determination thereof and in accordance with GAAP, should be classified as current assets on a consolidated balance sheet of the Teva Group including, without limitation, inventory, marketable securities, accounts receivable and Consolidated Cash and Cash Equivalents.

Current Liabilities means all Indebtedness and other liabilities of the Teva Group that, as of the date of determination thereof and in accordance with GAAP, should be classified as current liabilities on a consolidated balance sheet of the Teva Group, including, without limitation, any bank loans and overdrafts, current taxation, accounts payable and provisions for liabilities and charges, but excluding liabilities falling due more than twelve months after the relevant determination date.

Financial Officer means the chief financial officer, treasurer or controller of any Person.

Fiscal Year means the fiscal year of Teva and its Subsidiaries ending on December 31 of each year.

GAAP means generally accepted accounting principles in the United States of America.

Interest Cover Ratio means the ratio of (i) PBIT for the relevant four consecutive fiscal quarters to (ii) Net Interest Payable for such four consecutive fiscal quarters.

Interest Payable means all interest, acceptance commission and any other continuing, regular or periodic costs and expenses in the nature of interest (whether paid, payable or capitalised) incurred by the Teva Group in effecting, servicing or maintaining the aggregate amount of Indebtedness of the Teva Group during a period of four consecutive fiscal quarters of the Teva Group but excluding exchange differentials.

Interest Receivable means, in respect of any period of four consecutive fiscal quarters, interest and amounts in the nature of interest received during that period by the Teva Group on a consolidated basis.

Net Interest Payable means Interest Payable less Interest Receivable.

Permitted Encumbrances means:

(a)	the floating charge entered in the charges register of Teva and in the charges register maintained by the Registrar of Companies in Israel on 10th June, 1996 securing indebtedness of Teva to the State of Israel;

(b)	any Lien existing at the date hereof;

(c)	Liens arising solely by operation of law in the ordinary course of business and not due to a default;

(d)	any Lien granted by Teva or any Subsidiary of Teva to the State of Israel, any agency or subdivision thereof or to any bank incorporated in Israel acting on its behalf securing the obligations of such company in respect of its failure to comply with the terms on which an investment grant may have been made by the State of Israel or such agency or sub-division to it, provided that the aggregate outstanding principal amount secured by such an Lien does not exceed U.S.$30,000,000 (or its equivalent in other currencies as determined by the Bank);

(e)	Liens, if any, securing the Obligations;

(f)	Liens securing Indebtedness of the Teva Group incurred to finance the acquisition of fixed or capital assets, provided that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the aggregate principal amount of such Indebtedness does not exceed $75,000,000;

(g)	Liens imposed by law for taxes that are not yet due or are being contested in good faith by Teva or any of its Subsidiaries in compliance with Section 3.4 hereof; and

(h)	any Lien (not falling within paragraphs (a) to (g) above), provided that the aggregate principal amount of Indebtedness and other Consolidated Liabilities of the Teva Group secured thereby does not at any time exceed $500,000,000.

“Permitted Indebtedness” means:

(a)	any Indebtedness owing to any Lender under any Loan Document;

(b)	any Indebtedness of any member of the Teva Group incurred in connection with the Barr Merger Agreement (as defined in Section 4.2(a) below) and the transactions contemplated thereby;

(c)	Indebtedness of Teva to any of its Subsidiaries and of any Subsidiary of Teva to any other Subsidiary of Teva or to Teva; provided, that if a Default shall have occurred and be continuing, such Indebtedness shall be fully and completely subordinated to the prior payment in full of all Indebtedness under clause (a) of this definition (including, without limitation, all principal of and interest on such Indebtedness and all other Obligations), and no payment shall be made in respect of such intercompany Indebtedness unless and until such Default shall be waived in writing or completely cured;

(d)	purchase money Indebtedness incurred to finance the acquisition of fixed or capital assets in an aggregate principal amount not to exceed $75,000,000 at any one time outstanding;

(e)	Indebtedness outstanding on the date hereof and (to the extent that such Indebtedness exceeds $30,000,000) is described on Schedule I hereto;

(f)	Guarantees made in the ordinary course of business by Teva or any of its Subsidiaries of obligations of Teva or any other Subsidiary of Teva;

(g)	refinancings, refundings, renewals or extensions of Indebtedness referred to in any of clauses (a), (b) and (e) or in this clause (g) (without any increase in the principal amount thereof or any shortening of the final principal maturity thereof); and

(h)	additional Indebtedness of Teva or any of its Subsidiaries in an aggregate principal amount not to exceed 10% of the Consolidated Total Assets of the Teva Group at any one time outstanding.

Person means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

PBIT means, in respect of any period of four consecutive fiscal quarters, the operating profits (net of normal operating expenses and overheads) of the Teva Group on a consolidated basis as determined in accordance with GAAP, before taking into account extraordinary or non-recurring items and Taxes paid or payable by the Teva Group for such period but adding Net Interest Payable.

PBITDA means, in respect of any period of four consecutive fiscal quarters, PBIT:

(a)	including the net pre-taxation profits of a member of the Teva Group or business or assets acquired during any period of four consecutive fiscal quarters for the part of that period when it was not a member of the Teva Group and/or the business or assets were not owned by a member of the Teva Group; but

(b)	excluding the net pre-taxation profits attributable to any member of the Teva Group or to any business or assets sold during such period,

and all as adjusted by:

(i)	adding back depreciation and amortisation; and

(ii)	taking no account of any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset (otherwise than in the ordinary course of trading) by a member of the Teva Group during such period.

Shareholders’ Equity means at any time the aggregate of the amount paid up or credited as paid up on the share capital and additional paid in capital of the Teva Group, other capital surplus and retained earnings less the cost of company shares held by any Subsidiary of Teva but adjusted by amounts payable as dividends and charged to the profit and loss account.

Total Consolidated Net Borrowings means, at any time, the aggregate amount of Indebtedness of the Teva Group less Consolidated Cash and Cash Equivalents.

2.	Financial covenants

Teva shall procure that:

(a)	the ratio of Total Consolidated Net Borrowings outstanding at any time to PBITDA for each period of four consecutive fiscal quarters of the Teva Group most recently ended shall not exceed 4.00:1 at any time;

(b)	the Interest Cover Ratio for any period of four consecutive fiscal quarters of the Teva Group most recently ended shall be not less than 3.00:1;

(c)	the ratio of Current Assets to Current Liabilities shall not at any time be less than 1.0:1; and

(d)	the ratio of the aggregate amount of Indebtedness of the Teva Group to the aggregate amount of Indebtedness of the Teva Group plus Shareholders’ Equity shall not at any time exceed sixty five per cent (65%).

3.	Other positive covenants

3.1 Financial Statements and Other Information. Teva shall furnish to the Bank and each relevant Lender:

(a)	within 90 days after the end of each Fiscal Year of Teva its audited consolidated balance sheet and related statements of income, stockholders’ equity and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by its independent public accountants of recognized national standing (without a “going, concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of Teva and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b)

within 60 days after the end of each of the first three fiscal quarters of each Fiscal Year of Teva, Teva’s reviewed consolidated balance sheet and related statements of income, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the Fiscal Year of Teva, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Financial Officer of Teva as presenting fairly in all material respects the financial condition and results of operations of Teva and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)	within 60 days of the end of each fiscal quarter of each Fiscal Year of the Borrower, the Borrower’s internally prepared, unaudited balance sheet and related statements of income, stockholders’ equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of such Fiscal Year of the Borrower (the “Internal Reports”), setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(d)	concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of Teva, and under clause (c) above, a certificate of a Financial Officer of the Borrower, (i) certifying as to whether a Default or, to the knowledge of Teva or the Borrower (as applicable), any investigation, circumstance, development or other matter that has resulted in, or could reasonably be expected to result be in, a Material Adverse Effect has occurred and, if such a Default, investigation, circumstance, development or other matter has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) attaching a schedule showing (in reasonable detail) the calculation of the financial covenants specified in Section 2, (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the last audited financial statements and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate, and (iv) in the case of the Internal Reports referred to in (c) above, a certificate of a Financial Officer of Teva, certifying that the Internal Reports were provided to Teva and that Teva’s accountants will base its consolidated financial statements on such Internal Reports of the Borrower;

(e)	concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

(f)

promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or Teva with the SEC, or any Governmental Authority succeeding to any or all of the functions of the SEC, or with any national securities exchange, or distributed by the Borrower or Teva to any of its equityholders generally, as the case may be;

provided, however, solely to the extent any report, proxy statement and other material filed with the SEC does not reflect any material event or development, Teva and the Borrower shall not be required to deliver such report, proxy statement and other material to the extent posted on the SEC’s website at www.sec.gov or on Teva’s website at www.tevapharm.com to the extent Teva has notified the Bank that such report, proxy statement or other material has been posted and is accessible on the SEC’s or Teva’s website and such report, proxy statement and other material is so accessible;

(g)	promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of Teva, the Borrower or any of their Material Subsidiaries, or compliance with the terms of any Loan Document, as the Lender may reasonably request.

3.2 Notices of Material Events. Teva and/or the Borrower shall furnish to the Bank and the relevant Lender prompt written notice of the following:

(a)	the occurrence of any Default under any Loan Document, which notice shall be provided no later than 5 Business Days after any executive or Financial Officer of Teva or the Borrower becomes aware of the same;

(b)	the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any other member of the Teva Group that, if adversely determined, could reasonably be expected to have a Material Adverse Effect and, promptly upon request (but in any event within 5 Business Days after the filing or commencement thereof), material documents and information in connection therewith;

(c)	any one or more judgments, orders or awards (or any settlement of any claim that, if breached, could result in a judgment, order or award) having been rendered against Teva or any of its Subsidiaries for the payment of money exceeding $50,000,000 individually or in the aggregate;

(d)	the occurrence of any ERISA Event (as defined in the Loan Documents) with respect to Teva or any of its Subsidiaries that, alone or together with all other ERISA Events could reasonably be expected to result in a Material Adverse Effect;

(e)	any investigation, circumstance, development or other matter that results in, or could reasonably be expected to result in, a Material Adverse Effect, which notice shall be provided to the relevant Lender no later than 5 Business Days after any officer of Teva or any of its Subsidiaries becomes aware of the same;

(f)

except with respect to any matters disclosed in the quarterly reports constituting Public Filings that were filed by Teva or Barr for any period after the fiscal year ended December 31, 2007, the occurrence of any Environmental Event with respect to Teva or any of its Subsidiaries that, alone or together with any other Environmental Events with respect to Teva or any of its Subsidiaries that have occurred, could reasonably be expected to have a Material Adverse Effect, which notice shall be provided to the Administrative Agent, BLITA and each Lender no later than five Business Days after any officer of Teva becomes aware of the same; and

(g)	the filing of each certificate of merger in connection with the Merger and the Subsequent Merger with the Secretary of State of Delaware.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the appropriate Teva Group member setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

3.3 Existence; Conduct of Business. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, do or cause to be done all things necessary to (i) preserve, renew and keep in full force and effect its corporate existence, and (ii) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, preserve, renew and keep in full force and effect its rights and privileges and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution expressly permitted under the Loan Agreement or Section 4.2 of this Letter of Undertakings.

3.4 Payment of Obligations. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, pay their obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) Teva and its Subsidiaries have set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

3.5 Maintenance of Properties. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with responsible, financially sound and reputable insurance companies, insurance with respect to its properties and business in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

3.6 Books and Records; Inspection Rights. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities in accordance with GAAP. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, permit any representatives designated by the Bank and/or the relevant Lender, upon reasonable prior written notice, to visit and inspect its properties, to examine and make extracts from its books and records relating to financial and other similar matters (other than materials protected by the attorney-client privilege and materials which such Person may not disclose without violation of a confidentiality obligation binding upon it), and to discuss its affairs, finances and condition with its directors, officers, employees, accountants or other representatives, all at such reasonable times and as often as reasonably requested, provided that (i) so long as no Default then exists, Bank and/or the relevant Lender shall use reasonable efforts to minimize the disruption of such Person’s business resulting from any such visit or inspection, and (ii) all such books, records, discussions and other information shall be subject to Section 9.12 of the Loan Agreement. A representative of Teva shall be provided a reasonable opportunity to be present at any such visit and/or inspection, but the actual attendance of any such representative shall not be required.

3.7 Compliance with Laws. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, comply with all Requirements of Law applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect,

3.8 Environmental Laws, Etc. Each of Teva and the Borrower shall, and shall cause each of their Subsidiaries to, comply with all applicable Environmental Laws and governmental authorizations issued pursuant thereto, the non-compliance with which could reasonably be expected to have a Material Adverse Effect. In the event Teva, the Borrower or any of their Subsidiaries undertake any remedial action with respect to any Hazardous Materials, Teva and the Borrower shall and shall cause each of their Subsidiaries to conduct and complete such remedial action in material compliance with all applicable Environmental Laws, and in accordance with the policies, orders, directions and other Requirements of Law of all federal, state and local Governmental Authorities except when, and only to the extent that, the liability of Teva, the Borrower and their Subsidiaries for such presence, storage, use, disposal, transportation or discharge of any Hazardous Materials is being contested in good faith by such Person or the liability of Teva, the Borrower and their Subsidiaries could not reasonably be expected to result in a Material Adverse Effect.

3.9 Other Agreements of Borrower. Teva undertakes to cause the Borrower to observe, comply with, fulfill and perform the terms of this Letter of Undertakings and the Loan Agreement.

3.10 Further Assurances. Teva and the Borrower shall do, execute, acknowledge and deliver, at the sole cost and expense of Teva and the Borrower, all documents, instruments and agreements and take such further acts and deeds as the Bank or the relevant Lender may reasonably require from time to time to carry out the intention or facilitate the performance of the terms of any of the Loan Documents.

4.	Negative Covenants

4.1 Liens. Teva and the Borrower shall not, and shall not permit any of their Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues

(including accounts receivable) or rights in respect of any thereof, except for Permitted Encumbrances.

4.2 Fundamental Changes. Teva and the Borrower shall not, and shall not permit any of their Subsidiaries to: (i) merge into or consolidate with any other Person, or (ii) permit any other Person to merge into or consolidate with Teva, the Borrower or any of their Subsidiaries, or (iii) sell, transfer, lease or otherwise dispose of (in one transaction or in a series of related transactions) all or any substantial portion of the assets of Teva, the Borrower or any of their Subsidiaries, or (iv) liquidate or dissolve, except that:

(a)	Boron Acquisition Corp., a Delaware corporation (“Merger Sub 1”), which is a wholly-owned, direct subsidiary of Teva USA, may merge with and into Barr Pharmaceuticals, Inc., a Delaware corporation (“Barr”), in accordance with the Agreement and Plan of Merger dated as of July 17, 2008 (the “Barr Merger Agreement”), among Barr, Teva and Merger Sub 1 and the law of the State of Delaware, with Barr continuing as the surviving corporation and succeeding to and assuming all of the rights and obligations of Barr;

(b)	Barr may merge with and into Boron Acquisition LLC, a Delaware limited liability company and a wholly-owned, direct subsidiary of Teva USA (“Merger Sub 2”), in accordance with the Barr Merger Agreement, the Alternative Structure Letter Agreement and the law of the State of Delaware, with Merger Sub 2 continuing as the surviving limited liability company and succeeding to and assuming all of the rights and obligations of Barr;

(c)	(i) Merger Sub 2 may sell or otherwise transfer the capital stock of one or more of Barr Laboratories Europe BV and its Subsidiaries to one or more Subsidiaries of Teva in exchange for certain promissory notes in a corporate reorganization, and (ii) Teva or any of its Subsidiaries may sell such assets as may be required in order to comply with any requirements imposed by any Governmental Authority in connection with the Mergers, provided that Teva will provide the Bank with prior notice of any such sale or series of related sales involving assets with a fair market value exceeding $100,000,000;

(d)	if at the time thereof and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing:

(i) any Subsidiary of Teva (other than the Borrower) may merge into the Borrower in a transaction in which the Borrower is the surviving Person;

(ii) any Subsidiary of Teva (other than the Borrower) may merge into (A) any other Subsidiary of Teva, (B) Teva, provided that Teva is the surviving Person or (C) the Borrower, provided that the Borrower is the surviving Person;

(iii) the equity interests and assets of any Subsidiary of Teva may be sold, transferred, leased or otherwise disposed of to any other Subsidiary of Teva or to Teva;

(iv) any Subsidiary of Teva (other than the Borrower) may be merged or consolidated with or into any other Person, or may dispose of all or substantially all of its assets to any other Person, provided that the aggregate fair market value (as determined in good faith by the Board of Directors of such Subsidiary of Teva) of the consideration received or to be received by Teva or any of its Subsidiaries with respect to all such mergers, consolidations and dispositions during the term of this Letter of Undertaking pursuant to this clause (iv) shall not exceed $200,000,000;

(v) subject to clause (I) and (II) below, nothing in this Section 4.2 shall prevent (A) the merger into the Borrower of another corporation in which the Borrower is the surviving corporation, (B) the consolidation of the Borrower and another corporation, (C) the merger of the Borrower into another corporation or (D) the sale, transfer, lease or other disposition of the property or assets of the Borrower outside the ordinary course of its business to another corporation, provided that in each case (I) at the time thereof and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, and (II) with respect to clauses (B), (C) and (D) above, the Borrower shall have received the prior written consent of the Lender (which shall not be unreasonably delayed) and the surviving corporation of the consolidation or merger or the purchaser of the Borrower’s assets, as the case may be, shall expressly assume all obligations of the Borrower under the relevant Loan Documents and expressly agree to be bound by all relevant provisions of the relevant Loan Documents, all pursuant to such agreements and other documents, each in form and substance reasonably satisfactory to the Lender, as the Lender may reasonably require;

(vi) subject to clause (I) and (II) below, nothing in this Section 4.2 shall prevent (A) the merger into Teva of another corporation in which Teva is the surviving corporation, (B) the consolidation of Teva and another corporation, (C) the merger of Teva into another corporation or (D) the sale, transfer, lease or other disposition of the property or assets of Teva outside the ordinary course of its business to another corporation, provided that in each case (I) at the time thereof and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, and (II) with respect to clauses (B), (C) and (D) above, Teva shall have received the prior written consent of the Lender (which shall not be unreasonably delayed) and the surviving corporation of the consolidation or merger or the purchaser of Teva’s assets, as the case may be, shall expressly assume all obligations of Teva under the relevant Loan Documents and expressly agree to be bound by all relevant provisions of the relevant Loan Documents, all pursuant to such agreements and other documents, each in form and substance reasonably satisfactory to the Lender, as the Lender may reasonably require; and

(vii) Teva may sell the assets described in Schedule II hereto in a sale for fair market value to a third party that is not an Affiliate; and

(e)	any member of the Teva Group may sell inventory in the ordinary course of its business.

4.3 Hedging Agreements. Teva and the Borrower shall not, and shall not permit any of their Subsidiaries to, enter into any Hedging Agreement, other than Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which it is exposed in the conduct of its business or the management of its liabilities.

4.4 Change of Fiscal Year. Teva and the Borrower shall not change its Fiscal Year, unless Teva or the Borrower is required by law to do so (it being understood and agreed that Teva shall provide the Bank and the Lender with prompt written notice upon obtaining knowledge that such change in its Fiscal Year shall be required).

4.5 Compliance with ERISA. Teva and the Borrower shall not, and shall not permit any of their Subsidiaries to, (i) permit to exist any ERISA Event with respect to it, or (ii) engage, or permit any of its ERISA Affiliates to engage, in a prohibited transaction within the meaning of Section 406 of ERISA and Section 4975 of the Code, for which no statutory or administrative exemption is available, in connection with any Employee Benefit Plan of it; if in any case in clause (i) or (ii) such event or condition, either alone or in combination with all other events and conditions then existing, could reasonably be expected to result in a Material Adverse Effect.

4.6 Change in Nature of Business. Teva and the Borrower shall not, and shall not permit any of their Material Subsidiaries to, engage, to any material extent, in any business other than businesses of the type conducted by the Teva Group on the date of execution of this Letter of Undertakings (as described in Section 6(u) of the Guaranty) and businesses reasonably related thereto.

4.7 Additional Indebtedness. Teva and the Borrower shall not, and shall not permit any of their Subsidiaries to, create, incur, assume, Guarantee or suffer to exist, or otherwise become or remain liable with respect to, any Indebtedness other than Permitted Indebtedness.

5.	Extent of Undertaking

5.1 No Derogation. For the avoidance of doubt, the forgoing shall not in any way derogate from our undertakings under any document signed or to be signed by Teva or by any company in the Teva Group, nor shall the forgoing in any way diminish the rights of the Bank or of any company in the Bank Leumi Group under any document signed or to be signed by Teva or by any company in the Teva Group.

5.2 1990 Letter of Undertakings. This Letter of Undertakings replaces the Hebrew language letter agreement dated 31.1.1990 (the “1990 Letter of Undertakings”), signed by Teva and certain companies in the Teva Group in favour of the Bank, but only to the extent applicable to the Loan Agreement. Without limiting the generality of the foregoing, it is understood and agreed that to the extent that any member of the Teva Group now or hereafter has any Indebtedness outstanding to the Bank or any Lender (other than Indebtedness arising under the Loan Agreement or the Guaranty arising thereunder), such other Indebtedness shall be subject to the 1990 Letter of Undertakings.

6.	Miscellaneous.

6.1 Submission to Jurisdiction. Teva hereby irrevocably and unconditionally: (i) submits for itself and its property in any action, suit or proceeding relating to this Letter of Undertakings and any other Loan Document to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and Tel Aviv-Jaffa, Israel, and appellate courts thereof; (ii) agrees that any such action, suit or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action, suit or proceeding in any such court or that such action, suit or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (iii) consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process by registered or certified mail (or substantially similar form of mail), postage prepaid, or by courier delivery to Teva (at its address as set forth below or at such other address of which the Bank shall have been notified pursuant to this Section) with a copy by registered or certified mail to the Borrower (but a failure to send such copy to the Borrower shall not affect the service of process on Teva) at its address set out in the Loan Agreement; (iv) to the extent that Teva has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, waives such immunity in respect of its obligations under this Letter of Undertakings; (v) agrees that nothing herein shall affect the right of the Bank to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction, including, without limitation, the courts of the State of New York and Tel Aviv-Jaffa, Israel; and (vi) waives any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

6.2 Notice. All notices or other communications provided for hereunder shall be in writing (including telecommunications) and shall be mailed, telecopied or delivered, if to Teva, at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Telecopy No. 972-3-9267429, for the attention of the General Counsel, or at such other address as may hereafter be specified by Teva to the Bank in writing, and if to the Bank, at 34 Yehuda Halevi, Tel Aviv, Isarel, attention Ronny Dorevitch/Chemical and Energy Sector, or at such other address as may hereafter be specified by the Bank to Teva in writing. All such notices and other communications shall be effective (i) if sent by registered mail, return receipt requested, when received or five Business Days after mailing, whichever first occurs, (ii) if telecopied, when transmitted and a confirmation is received, provided the same is on a Business Day and, if not, on the next Business Day, and provided further that a copy of such notice is either (A) received by registered mail, return receipt requested or (B) delivered by messenger or overnight courier, within three Business Days, or (iii) if delivered by messenger or overnight courier, upon delivery, provided the same is on a Business Day and, if not, on the next Business Day.

6.3 Waivers; Amendments.

(a) No amendment of any provision of this Letter of Undertakings shall be effective unless it is in writing and signed by Teva and the Bank, and no waiver of any provision of this Letter of Undertakings, and no consent to any departure by Teva therefrom, shall be effective unless it is in writing and signed by the Bank, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

(b) No failure on the part of the Bank or any Lender to exercise, and no delay in exercising, any right hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Bank and the Lenders provided herein and in the other Loan Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Bank and the Lenders under any Loan Document against any party thereto are not conditional or contingent on any attempt by the Bank or any Lender to exercise any of its rights under any other Loan Document against such party or against any other Person.

6.4 Severability. Any provision of this Letter of Undertakings which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

6.5 Assignment. This Letter of Undertakings shall (i) be binding on Teva and its successors and assigns, and (ii) inure, together with all rights and remedies of the Bank and the Lenders hereunder, to the benefit of the Bank and the Lenders and their successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, the Bank and the Lenders may assign or otherwise transfer its rights under this Letter of Undertakings and any other Loan Documents, to any other Person subject to the terms and conditions set forth in the Loan Agreement, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to such entity herein or otherwise. None of the rights or obligations of Teva hereunder may be assigned or otherwise transferred without the prior written consent of the Bank and all of the Lenders.

6.6 WAIVER OF JURY TRIAL. TEVA AND THE BANK (BY ITS ACCEPTANCE OF THIS LETTER OF UNDERTAKINGS) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING THIS LETTER OF UNDERTAKINGS, ANY LOAN DOCUMENT OR ANY AMENDMENT, MODIFICATION OR OTHER DOCUMENT NOW OR HEREAFTER DELIVERED IN

CONNECTION WITH ANY OF THE FOREGOING, AND AGREE THAT ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

6.7 Governing Law. This Letter of Undertakings shall be governed by Israeli law.

6.8 Counterparts. This Letter of Undertakings may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Letter of Undertakings by telecopy shall be effective as delivery of a manually executed counterpart of this Letter of Undertakings. Any party delivering an executed counterpart of this Letter of Undertakings by telecopier also shall deliver an original executed counterpart of this Letter of Undertakings but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Letter of Undertakings.

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Execution Copy

Yours faithfully,

By and on behalf of TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh	/s/ Yossi Levin
	Name: Eyal Desheh	Name: Yossi Levin
	Title: Chief Financial Officer	Title: Corporate Treasurer